EXCLUSIVE WORLD CORP

Reviewed Financial Statement

December 31, 2025



Y. MOSKOWITZ CPA

CERTIFIED PUBLIC ACCOUNTANT | P.C.

EXCLUSIVE WORLD CORP
December 31, 2025

TABLE OF CONTENTS

	Page #
Independent Reviewed Report	1
Balance Sheet	2
Statement of Income	3
Statement of Shareholders Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 7



Y. MOSKOWITZ CPA
CERTIFIED PUBLIC ACCOUNTANT | P.C.

To the Board of Directors:

EXCLUSIVE WORLD CORP

I have reviewed the accompanying consolidated financial statements of EXCLUSIVE WORLD CORP (the "Company"), which comprise the consolidated balance sheet as of December 31, 2025, and the statement of cash flows, a statement of equity and consolidated statements of income for the year then ended in the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion on the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services ("SSARS") promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants ("AICPA"). Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in conformity with U.S. GAAP. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Yoel Moskowitz

Yoel Moskowitz CPA
Brooklyn, New York

1

February 15, 2026

Y. Moskowitz CPA, P.C.
332 Hooper St. Brooklyn, NY 11211 | T 718.388.4840 | F 718.473.0137

EXCLUSIVE WORLD CORP
STATEMENT OF BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	36,500
Total Current Assets		38,500
Capitalized Platform Development		440,000
Software Development WIP		290,000
Brand & IP Value		25,000
Equipment & Devices (net)		16,954
TOTAL ASSETS	$	**810,454**

LIABILITIES

Accounts Payable	$	4,000
Short-Term Loans		50,000
TOTAL LIABILITIES		**56,000**

EQUITY

Common Stock		100
Paid-In Capital		754,354
Retained Earnings		0
TOTAL EQUITY		**754,454**

TOTAL LIABILITIES & EQUITY	$	**810,45**

See accompanying notes to financial statements.

EXCLUSIVE WORLD CORP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues	**$0**
Gross Profits	0
Expenses	0
Net Operating Income/Loss	**$0**

See accompanying notes to financial statements

EXCLUSIVE WORLD CORP
STATEMENT OF SHAREHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Beginning Balance	$0	$0	$0	$0
Issuance of Common Stock	100	754,354	0	754,454
Net Income	0	0	0	0
Dividends	0	0	0	0
Ending Balance	**$100**	**$754,354**	**$0**	**$754,454**

See accompanying notes to financial statements.


EXCLUSIVE WORLD CORP
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2025


Cash Flows from Operating Activities

Net Income	$0
Adjustments to reconcile Net Income to Net Cash Used in Operating Activities	
Increase in Accounts Payable	4,000
Net Cash Provided by Operating Activities	**4,000**

Cash Flows from Investing Activities

Capitalized Platform Development	-440,000
Software Development WIP	-290,000
Brand & IP Value	-25,000
Equipment & devices	-16,954
Net Cash Used in Investing Activities	**-771,954**

Cash Flows from Financing Activities

Proceeds from Short-Term Loans	50,000
Proceeds from Paid-In Capital	754,354
Proceeds from Common Stock	100
Net Cash Provided by Financing Activities	**804,454**

Net Increase in Cash

Operating	4,000
Investing	-771,954
Financing	804,454
Net Increase in Cash	**36,500**

Beginning Cash	0
Ending Cash	**$36,500**

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS FOR THE
YEAR ENDING DECEMBER 31, 2025

1. FORMATION AND DESCRIPTION OF ORGANIZATION

EXCLUSIVE WORLD CORP. (the "Organization" or the "Company") is a Florida Corporation incorporated on June 18, 2025. The Company is engaged in operating a Trusted Travel membership Club. Exclusive World Corp operates under the website for Kimani Life. The Directors of the Company are Amir Benesh and Elliot Grossbarg. The Shareholders of the Corporation are STR Enterprises (57%) and David Drakeborg under Pcg Tech Ltd. (43%)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared following the accrual basis of accounting; revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. Principal source of revenues are B to B membership Club.

Basis of presentation- These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States. The Company's fiscal year-end is December 31. The Company's reporting currency is the United States dollar (USD).

Use of Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - For purposes of the statement of assets, liabilities and net assets, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates the market value.

Revenue Recognition - Revenue is recorded when a sale is made or money comes into the company bank account.

Income Taxes - The company is compliant with all Federal and local tax filings and has no tax liability as of now.

Capitalized Platform Development and WIP

This consists of prepaid web designers costs for the company platform which will be amortized over its useful life.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years.

Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Depreciation

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives. As of now the company has no significant depreciable fixed assets that are in use and fully depreciated.

Short Term Loans

The Company has short term loan from YCA Group LLC that began on Aug 15,2025 for a one-year duration at a rate of 10%.

Equity

The total number of common shares of stock that the Corporation shall have authority to issue is five million (5,000,000), consisting of one million shares of issued stock (1,000,000) and four million shares (4,000,000) additional authorized shares.

COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

RISKS AND UNCERTAINTIES
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

SUBSEQUENT EVENTS
There are no known subsequent events we are aware of.